August 14, 2019
VIA EDGAR & FACSIMILE
Wilson K. Lee
Senior Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:    National Health Investors, Inc
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed February 19, 2019
Form 10-Q for the period ended March 31, 2019
File No. 1-10822

On behalf of National Health Investors, Inc. (the “Company” or “NHI”), this is written in response to your letter dated July 2, 2019 regarding the Company’s filings referenced above.

SEC Comment
Form 10-Q for the quarterly period ended March 31, 2019
Note 2. Real Estate
Holiday, page 11
1. We note your disclosure of a lease amendment and guaranty release ("the Agreement") with Holiday. Please tell us how you accounted for the Agreement and reference the authoritative accounting literature management relied upon. In your response, please tell us if you determined the Agreement is a new or modified lease and tell us how you made that determination.
Company Response
The amendment of the Agreement with Holiday resulted in the following changes:

•	Extension of lease term to 2035 from an original end date of 2030.

•	Reduction in annual lease payments.

•	Upfront payment from the guarantor of the lease consisting of a release of funds from a deposit account and a combination of real estate and cash.

•	Elimination of the guarantee.

In addition, any real estate transferred by the guarantor would result in an incremental property to be included in the Agreement from that date forward, with a corresponding increase in lease payments equal to a 7% cap rate.
The provisions of ASC Topic 840 governed accounting for our leases during November 2018. ASC 840-10-35-4 states in part: “Likewise, except if a guarantee or penalty is rendered inoperative as described in paragraphs 840-30-35-8 and 840-30-35-23, any action that extends the lease beyond the expiration of the existing lease term, such as the exercise of a lease renewal option other than those already included in the lease term, shall be considered as a new agreement, which shall be classified according to the guidance in Section 840-10-25.” Although the amendment to the Agreement did include the elimination of a guarantee, the provisions of paragraphs 840-30-35-8 and 840-30-35-23 apply to a lessee in a capital lease and a lessor in a sales-type or direct financing lease, respectively. NHI originally determined the lease with Holiday to be an operating lease. Therefore, we concluded that neither paragraph is applicable, and thus the existing lease is considered a new lease agreement for accounting purposes because it was extended beyond the original lease term.
Upon determination that we were accounting for a new lease, we reassessed the lease for proper classification as to operating, capital or sales-type lease pursuant to the guidance in ASC 840-10-25-1. Because the new lease provided neither a bargain-purchase option nor transferred ownership, we considered the calculation of the 90% test. In performing the assessment, we assumed the residual value of the leased real properties at the end of the lease term would result in no diminution from their current value. This assumption reflects our historical experience. Using the definition of the ‘rate inherent in the lease’ from the glossary at Topic 842, our projection resulted in the calculated present value of future minimum lease payments equaling approximately 77% of the fair value of the assets under lease. We also assessed the revised term of the lease of 17 years to be significantly less than 75% of the remaining useful life of the properties. In addition, we assessed collectability as probable under the new lease. Therefore, we classified the new lease as an operating lease, consistent with the prior classification, subject to straight-line recognition of revenue.
The guidance in ASC 840 does not specifically address the treatment of an existing straight-line rent receivable when a modification is accounted for as a new lease, and the classification does not change. However, based on long-standing interpretive guidance, we believe the most appropriate treatment is to continue to amortize that receivable over the term of the new lease.
Accordingly, upon recording the transaction in November, we recognized the receipt of consideration from the guarantor as inducements to enter into the new lease, and we accounted for the release of our escrow liability of $10,638,000 as a reduction in our existing straight-line receivable from Holiday. Further, in January 2019, upon receipt of a property valued at $38,000,000 and cash of $17,125,000, we recognized a further reduction in the balance of our then straight-line receivable so that we had a resultant straight-line payable. We are continuing to recognize the resultant net credit into our income on a straight-line basis over the expected life of the lease, along with the new straight line rent revenue, which was adjusted to reflect the release of the escrow account and the anticipated receipt of real estate and cash, as well as to reflect the reduction in rent payments.
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

National Health Investors, Inc. is committed to fully complying with the SEC disclosure requirements. After you have had the opportunity to review this letter, please call me at (615) 890-9100 to confirm that the responses in this letter satisfactorily address your comments or to raise any additional questions or comments you may have.

Sincerely,

/s/ Roger R. Hopkins
Roger R. Hopkins, CPA
Chief Accounting Officer
(Principal Financial Officer and
Principal Accounting Officer)